Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

RECEIVED
2008 OCT -3 A 11: 14

12g-3-2(b) Exemption
File N°.82-34953

08005170

30th September 2008

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
OCT 0 7 2008
THOMSON REUTERS

P/o Claire Giraut
Executive Vice President,
Chief Financial Officer

Innovation for patient care

Press release

Ipsen announces the filing of Decapeptyl® 6-month formulation for the treatment of locally advanced or metastatic prostate cancer in Europe

The filing of the new Decapeptyl®[1] 6-month formulation is in accordance with Ipsen's regulatory timeline

Paris (France), 25 September 2008 - Ipsen (Euronext: FR0010259150; IPN) today announced the start of the filing process in Europe of the 6-month sustained release formulation of Decapeptyl®, a luteinizing hormone releasing hormone agonist (LHRHa) developed by Debiopharm for the treatment of locally advanced or metastatic hormone-dependent prostate cancer.

On 31 October 2007, Ipsen exclusively in-licensed from Debiopharm know-how and new patent applications for the commercialization rights of the new 6-month formulation of Decapeptyl® (triptorelin pamoate) in the world excluding North America, and some other countries (Sweden, Israel, Iran and Japan).

About Decapeptyl®
Decapeptyl® is a peptide formulation for injection that was initially developed by Debiopharm Group and continues to be used mainly in the treatment of locally advanced or metastatic prostate cancer. Additional indications developed subsequently include the treatment of uterine fibroids (a benign tumour of muscle tissues in the uterus), endometriosis (proliferation of endometrial tissue, the mucous membrane that lines the uterine wall outside the reproductive tract) prior to surgery or when surgery is not deemed appropriate, as well as early onset puberty and female infertility (in vitro fertilisation). Decapeptyl® is available in monthly or quarterly sustained-release formulations, as well as a daily formulation. The active substance in Decapeptyl® is triptorelin, a decapeptide analogue of GnRH (Gonadotrophin Releasing Hormone), a hormone secreted by the hypothalamus, which initially stimulates the release of pituitary gonadotrophins (hormones produced by the pituitary gland), which in turn control hormonal secretions by the testes and ovaries. Decapeptyl® is mainly indicated in the treatment of locally advanced or metastatic prostate cancer. In this indication, Decapeptyl® temporarily increases the concentration of testosterone and dihydro testosterone, but continuous administration paradoxically leads to a reduction in plasmatic testosterone concentration. After two to three weeks of treatment, testosterone is reduced to levels below the castration threshold, thereby depriving prostate tumours of one of the main hormones promoting tumour development. Decapeptyl® was initially launched in France during 1986. At 31 December 2007, Decapeptyl® had marketing authorizations in over 60 countries, including 25 in Europe. In 2007, 60.9% of Decapeptyl® sales were generated in the 5 major European Countries. Debiopharm, which holds the patent to pamoate formulations of Decapeptyl® has granted the Group an exclusive license to commercialise Decapeptyl® within the European Union (outside Sweden) and in certain other countries. Debiopharm has also granted the Group a non-exclusive license to manufacture Decapeptyl® within the European Union (outside Sweden) and in certain other countries (with Debiopharm nonetheless retaining the right to manufacture and supply Decapeptyl® for its own purposes and those of its other licensees in territories not licensed to the Group).

About Ipsen
Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology,

[1]depending on the countries, Ipsen commercialises Decapeptyl® under different brand names (Diphereline®, Pamorelin®, Arvekap®)

endocrinology and neuromuscular disorders), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2007, Research and Development expenditure was about €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com

Forward-looking statements
The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions, as announced on June 5, 2008 and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

IPSEN
Innovation for patient care

Press release

FDA's first-cycle review of Dysport® to be completed by year-end: US launch of Dysport® on track

Paris (France), 30 September 2008 - Ipsen (Euronext; IPN) today announced that the U.S. Food and Drug Administration (FDA) provided notification that the Prescription Drug User Fee Act (PDUFA) action date for Dysport® (botulinum toxin of type A) Biologics License Application (BLA) for the treatment of patients with cervical dystonia has been extended to no later than 28 December 2008. This regulatory decision will not impact the anticipated company launch plan timing.

The FDA has not requested additional safety or clinical studies for review.

In accordance with first-cycle review of new therapies, the FDA requested a Risk Communication Plan in order to ensure safe use of the product in treating patients. The Agency has therefore extended the PDUFA action date to no later than December 28, 2008, in order to finalize the review of those items.

"We are assembling the requested information from the dossier, in close coordination with the FDA," said Stéphane Thiroloix, Executive Vice-President, Corporate Development of the Ipsen Group. *"We strongly believe that appropriate recommendations through vehicles like patient medication guide and appropriate direct communications to attending physicians are the way forward to enhance and further define information already available in the package inserts. In meeting the Agency's information need, Ipsen also addresses a patient-care imperative."*.

Dysport® has been granted orphan product status by the FDA as a treatment for cervical dystonia, an orphan disease in the United States. The BLA submission relies on data from two pivotal Phase III studies performed in the United States and abroad totalling 252 patients followed-up for up to 12 treatment cycles, in addition to substantial patient exposure in other clinical studies in cervical dystonia.

The timeline for the US commercialisation of Dysport® is unchanged from original plans, and the US neurology team is preparing diligently for the launch.

Used in patient care in the United Kingdom since 1991, Dysport® has marketing authorizations in more than 70 countries. Patient exposure is estimated to be above two million single treatment cycles representing more than 600 000 patients/year of treatment. Dysport® is approved outside the US for eight indications including cervical dystonia (involuntary distorsions of the neck).

About Dysport®

The active substance in Dysport® is a botulinum neurotoxin type A complex, which acts at the level of the neuromuscular junction in the targeted muscle. Dysport® is a neuromuscular blocking toxin which acts to block acetylcholine release at motor nerve ends and reduces muscular spasm. It was initially developed for the treatment of movement disorders such as cervical dystonia (a chronic condition in which the neck is twisted or deviated), blepharospasm (involuntary eye closure), hemifacial spasm

and various forms of muscle spasticity, including post-stroke arm spasticity, spasticity of the lower limbs (calf) in adults and children with cerebral palsy.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2007, Research and Development expenditure was about €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com

Forward-looking statements

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions, as announced on June 5, 2008 and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Didier Véron

Director, Public Affairs and Corporate Communications

Tel.: +33 (0)1 58 33 51 16

Fax: +33 (0)1 58 33 50 58

E-mail: didier.veron@ipsen.com

David Schilansky

Investor Relations Officer

Tel.: +33 (0)1 58 33 51 30

Fax: +33 (0)1 58 33 50 63

E-mail: david.schilansky@ipsen.com

Innovation for patient care

RECEIVED
2008 OCT -2 A 11:14

Press release

Ipsen's half year 2008 results and update on standalone financial objectives for the full year 2008

- **Results above Group's objectives**
- **Group operating income reached 29.3% of sales, up 29.2% year-on-year**
- **Fully diluted Earnings Per Share up 42.1% year-on-year**
- **Standalone(1) 2008 financial objectives raised**

Paris (France), 29 August 2008 – The Board of Directors of Ipsen (Euronext: IPN), chaired by Jean-Luc Bélingard, met on 28 August 2008 to review the Group's results for the first half 2008, published today.

Summary of audited consolidated results for the first halves 2008 and 2007

(in million euros)	*2008*	*2007*	*% change 2008/2007*
Performance sales growth (2)			***+11.2%***
Sales	**497.4**	**463.2**	***+7.4%***
Other revenues	53.7	35.5	*+51.4%*
Total revenues	**551.1**	**498.6**	***+10.5%***
Operating income	**145.9**	**112.9**	***+29.2%***
Operating margin (in % of sales)	*29.3*	*24.4*	
Recurring operating income (3)	**130.6**	**112.9**	***+15.6%***
Recurring operating margin (in % of sales)	*26.3*	*24.4*	
Consolidated net profit (attributable to equity holders of Ipsen S.A.)	**111.1**	**78.2**	***+42.0%***
Earnings per share – fully diluted (€)	*1.317*	*0.927*	*+42.1%*
Average number of shares			
Non diluted	*84,026,959*	*84,046,864*	
Fully diluted	*84,135,139*	*84,128,362*	
Cash flow from operating activities	**124.1**	**47.3**	
Net cash, end of period (4)	**239.4**	**198.4**	

NOTE 1. "Standalone financial objectives" exclude the impacts of the acquisitions of Ipsen Pharmaceuticals Inc. (former Vernalis Inc.) and Tercica. Inc. in the US as well as of the development rights of OBI-1, which were announced on June 5, 2008.
NOTE 2. "Performance sales growth" or "Underlying Group sales growth" is defined as Group sales growth at constant currency, and excluding Ginkor Fort® sales which was sold as of 1 January 2008.
NOTE 3. "Recurring operating income" corresponds to the Group's operating income restated for non-recurring items, such as the €13.7 million in milestones from the sale of Ginkor Fort® and €1.6 million from the sale of a land
NOTE 4. Net cash: cash, cash equivalents and securities held for sale minus bank overdrafts, bank borrowings and other financial liabilities plus or minus derivative financial instruments.

Commenting on the performance in the first half 2008, **Jean-Luc Bélingard, President of the Ipsen Group**, stated: *"The Group's strong operating performance in the first half 2008 confirms once again the soundness of its positioning and the relevance of the strategic actions we have taken in the past years. We have built a solid, fast growing specialist care business that allows us to seize substantial growth opportunities worldwide, further enhanced through the successful integration of our US neurology and endocrinology platforms."*

Review of half year 2008 results

Consolidated Group sales reached €497.4 million for the first half 2008, up 7.4% year-on-year. Underlying Group sales (excluding Ginkor Fort® sales, divested on 1 January 2008, and at constant currency) grew by a strong 11.2% year-on-year. This positive development was fuelled notably by a strong growth in endocrinology and neuromuscular disorders franchises, up 20.3% and 19.5% respectively over the period and by the strong performance of gastroenterology products, up 10.3% year-on-year and the sustained growth of Decapeptyl®.

Other revenues reached €53.7 million for the first half 2008, up 51.4% year-on-year. This sharp increase is largely due to recognition of a €13.7 million milestone on the sale of Ginkor Fort® which was signed in August 2007. This milestone includes the recognition in the first half 2008 of part of the initial milestone payment received at signing of the agreement, plus an estimate of the additional variable amount which is linked to the performance of the veinotonics market in France in 2008.

Total revenues therefore reached €551.1 million during the period, up 10.5% year-on-year.

Research and development expenses amounted to €87.3 million in the first half 2008, or 17.6% of sales, down 1.1% on the same period in 2007, when they amounted to €88.4 million and represented 19.1% of sales. At constant exchange rates, research and development expenses increased 5.2% year on year, as a significant share of these expenses is booked in US dollars and Pounds Sterling. Drug-related R&D expenses were up 7.4% on the same period last year, while industrial development expenses have fallen 37.8% compared with the first half 2007, which included substantial costs incurred in preparation for inspections by the FDA (Food and Drug Administration) for the registration of Dysport® and Somatuline® Depot in the United States.

Operating income reached €145.9 million for the first half 2008, representing 29.3% of sales, up 29.2% year-on-year. Restated for non-recurring items, such as the €13.7 million in proceeds from the sale of Ginkor Fort® and €1.6 million from the sale of a plot of land, the Group's recurring operating income amounted to €130.6 million, representing 26.3% of total sales, up 15.6% year-on-year.

The Group's effective tax rate amounted to 21.9% of net profit from continuing operations and share of losses from associated companies, compared with 27.3% a year earlier. The effective tax rate in June 2008 benefited from the positive effect of the new research tax credit system calculation methods applicable from January 1, 2008 in France. In addition, the tax charge for the first half 2007 was affected by a reduction in value of deferred tax assets in the Netherlands following the decrease in this country's tax rate.

The Group's loss from associates amounted to €(5.2) million ($(8.0) million) and was solely composed of the Group's share in the net losses of Tercica Inc. for the half year 2008, stated as required under IFRS. Tercica Inc. has been reported under the equity method in the Group's financial statements since October 2006.

Consolidated net profit for the first half 2008 reached €111.1 million, up 42.0% compared with €78.2 million a year ago.

Net cash flow generated by operating activities amounted to €124.1 million for the first half 2008, compared with €47.3 million a year ago. At 30 June 2008, the Group's net cash position stood at €239.4 million, compared with €198.4 million a year earlier.

Total milestones received in cash but not yet recognized as revenues amounted to €216.9 million, compared with €192.7 million a year earlier.

2008 standalone financial objectives

In the context of its solid sales performance in the first half 2008, the Group targets to reach for the full year 2008 – on a standalone basis:

- as announced on 31 July 2008, the upper-end of its sales objective: underlying sales growth (Group sales at constant currency, and excluding sales of Ginkor Fort® in 2007 and 2008) of 6.5 to 7.5%;
- an 'other revenues' growth of 25.0% to 30.0%, at constant exchange rates, notably with the success of the Ginkor Fort divestment, against 13.0% to 16.0%, as announced on February 27, 2008;
- An operating margin of 23.0% to 24.0% of sales, against 22.0% to 23.0% of sales as announced on February 27, 2008, notably taking into account the Group's overall strong performance, the success of the Ginkor Fort® divestment and despite ongoing pre-marketing and launch costs of Adenuric® and Adrovance® in France, and Increlex® in Europe.

These standalone objectives were prepared without taking into account external growth assumptions, with notably the acquisitions of Ipsen Pharmaceuticals Inc. (former Vernalis Inc.) and Tercica. Inc. in the US as well as of the development rights of OBI-1, which were announced on June 5, 2008 and which may impact this outlook.

Ipsen - Analyst and Investor conference call and webcast (in English)

Ipsen will host a conference call on Friday 29 August 2008 at 1.00 p.m. (Paris time). A live webcast will be available at www.ipsen.com. The webcast will be archived on the Ipsen website for 3 months following the live call. Callers should dial in approximately 5 to 10 minutes prior to the start of the call. No reservation is necessary to participate in the call. The telephone numbers to join the conference call are, from France and Europe: + 33 (0) 1 70 99 43 01 and from the United States: +1 718 354 1387. No access code is necessary.

A replay will be available soon after the live call. The telephone numbers to access the replay are, from France and Europe: +33(0)1 71 23 02 48 and from the United States: +1 718 354 1112. The access code is 8871644#. The replay will be available for one week following the live call.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2007, Research and Development expenditure was about €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com

Forward-looking statements

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions, as announced on June 5, 2008 and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French *Autorité des Marchés Financiers.*

For further information:

Didier Véron
Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38
Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31
Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

APPENDIX

Risk factors

The Group carries on business in an environment which is undergoing rapid change and exposes its operations to a number of risks, some of which are outside its control. The risks and uncertainties set out below are not exhaustive and the reader is advised to refer to Ipsen's 2007 Registration Document available on its website (www.ipsen.com).

- The Group is dependent on the setting of prices for medicines and is vulnerable to the possible withdrawal of certain products from the list of reimbursable products by governments or by the relevant regulatory authorities in the countries where it does business.
- A number of products that the Group is developing are still at the very first stages of development and the Group cannot be certain that these products will be approved by the competent regulatory authorities and that they will be successfully marketed.
- The Group depends on third parties to develop and market some of its products, which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business.
- The Group's competitors could infringe its patents or circumvent them through design innovations. In order to prevent infringements, the Group could engage in patent litigation which is costly and time-consuming. It is difficult to monitor the unauthorised use of the Group's intellectual property rights and it could find itself unable to prevent the unlawful appropriation of its intellectual property rights.
- The Group must deal with or may have to deal with competition (i) from generic products, (ii) products which, although they are not strictly identical to the Group's products or which have not demonstrated their bioequivalence, may obtain a marketing authorisation for indications similar to those of the Group's products pursuant to the bibliographic reference regulatory procedure (well established medicinal use) before the patents protecting its products expire, in particular Tanakan® and (iii) products sold for unauthorised uses when the protection afforded by patent law to the Group's products and those of its competitors expires. Such a situation could result in the Group losing market share which could affect its current level of growth in sales or profitability. To avoid such situations or to reduce their impact, the Group could bring legal actions against the counterfeiters in order to protect its rights.
- As a result of its transaction signed in October 2006 with Tercica Inc., a NASDAQ listed company, the Group holds in its balance sheet financial assets representing the derivative components of Convertible Notes and Warrants issued by Tercica Inc., which have been registered at fair value as at 30 June 2008 in compliance with IAS39. This fair value has been determined on the basis of the best estimate made by the Group using existing information to the best of its knowledge. However, given the specific profile of Tercica Inc., the criteria used to determine the fair valuation of such derivative components are highly influenced by the following elements: illiquidity, absence of credit market, and absence of volatility market. On this basis the Group cannot guarantee that the valuation of the corresponding financial assets may not be subject in due course to unexpected and material variations. Moreover, due notably to the fact that these derivatives have been implemented within a global transaction, the Group cannot guarantee that the value at which those assets have been registered in the Group's books corresponds to what third parties would be willing to offer to acquire similar financial assets. The Group will, at each closing of its financial statements, update the valuation of those assets based on criteria then available and could be obliged to impair significantly the value of these assets.

Major developments in the period under review

During the first half 2008, major developments included:

- On June 10, 2008 – Ipsen announced that Roche and Ipsen's investigational diabetes drug taspoglutide has been shown to be generally well-tolerated and efficacious for the treatment of patients with type 2 diabetes, resulting in significant improvements in glucose control and weight loss after only eight weeks of treatment.
- On June 5, 2008 – Ipsen announced that it has taken significant steps forward in building a fully fledged commercial presence in North America. In the field of endocrinology, Ipsen entered into a definitive merger agreement by which it would acquire all of the publicly held shares of Tercica Inc. the Group does not currently own at a price of $9.0 per share in cash. In the field of neuromuscular disorders, the Group signed an agreement with Vernalis Ltd to acquire its US operations, Ipsen's future platform for the launch of Dysport®, and the rights to develop and market Apokyn®. In the field of hematology, Ipsen entered into a purchase agreement with Octagen to acquire all its OBI-1 related assets in order to fully control its future development.
- On May 19, 2008 – Ipsen and Medicis announced that the Food and Drug Administration ("FDA") has accepted the filing of Ipsen's Biologics License Application ("BLA") for Reloxin®, its botulinum toxin type A in aesthetic use (glabellar lines) in the United States.
- On May 5, 2008 – Ipsen announced that the European Commission granted marketing authorisation for Adenuric® (febuxostat) for the treatment of chronic hyperuricaemia in gout.
- On March 17, 2008 – Medicis and Ipsen announced that Ipsen has submitted a Biologics License Application ("BLA") for the botulinum toxin type A, Reloxin® , in aesthetic indications (glabellar lines) to the U.S. Food and Drug Administration's ("FDA") Division of Dermatology and Dental Products, within the Center for Drug Evaluation and Research.
- On February 25, 2008 – Ipsen announced that GTx Inc., from which it licensed the European rights for Acapodene® (toremifene citrate 80 mg) in September 2006, presented the results of the first phase III study evaluating the efficacy and safety of toremifene citrate 80mg daily, on multiple side effects of androgen deprivation therapy (ADT) in advanced prostate cancer patients. Ipsen also announced its intention to submit the toremifene citrate 80 mg dossier in Europe before year-end 2008.
- On February 21, 2008 – Ipsen announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) provided a positive opinion for Adenuric® (febuxostat) 80 mg and 120 mg tablets for the treatment of chronic hyperuricaemia in gout and recommended it for marketing authorisation.
- On February 12, 2008 – Ipsen announced that its partner Debiopharm presented the results of a phase III study with its new 6-month formulation of Decapeptyl®, a luteinizing hormone releasing hormone (LHRH) agonist for the treatment of advanced prostate cancer. The results presented showed similar efficacy and safety to the already marketed 1- and 3-month formulations of triptorelin.
- On January 31, 2008 – Ipsen announced that the Food and Drug Administration (FDA) has accepted the filing of its BLA for Dysport® in the United States to treat patients with cervical dystonia.
- On 15 June 2007, a 10% price cut on Tanakan® in France as of 1 July 2007 was published in the Journal Officiel.

IPSEN
Innovation for patient care

Comparison of the consolidated income statement for the first half 2008 and first half 2007:

	30 June 2008		30 June 2007		% change
	(in thousands of euros)	*% of sales*	*(in thousands of euros)*	*% of sales*	
Sales	**497,371**	**100.0%**	**463,164**	**100.0%**	**7.4%**
Other revenues	53,713	*10.8%*	35,472	*7.7%*	*51.4%*
Total revenues	**551,084**	**110.8%**	**498,636**	**107.7%**	***10.5%***
Cost of goods sold	(112,709)	*-22.7%*	(98,101)	*-21.2%*	*14.9%*
Research and development expenses	(87,341)	*-17.6%*	(88,351)	*-19.1%*	*-1.1%*
Selling expenses	(166,011)	*-33.4%*	(159,787)	*-34.5%*	*3.9%*
General and administrative expenses	(40,749)	*-8.2%*	(39,773)	*-8.6%*	*2.5%*
Other operating income and expenses	1,633	*0.3%*	295	*0.1%*	
Restructuring costs	-	-	8	-	
Operating income	**145,907**	***29.3%***	**112,927**	***24.4%***	***29.2%***
- Income from cash and cash equivalents	15,820	-	5,910	-	
- Cost of gross financial debt	(908)	-	(815)	-	
Cost of net financial debt	**14,912**	***3.0%***	**5,095**	***1.1%***	
Other interest income and expense	(11,526)	*-2.3%*	(3,877)	*-0. 8%*	
Income tax	(32,731)	*-6.6%*	(31,123)	*-6.7%*	
Share of loss/profit from associated companies	(5,226)	*-1.1%*	(3,462)	*-0.7%*	
Net profit/loss from continuing operations	**111,336**	***22.4%***	**79,560**	***17.2%***	***39.9%***
Net profit/loss from discontinued operations	(225)	-	(1,340)	*-0.3%*	
Consolidated net profit	**111,111**	***22.3%***	**78,220**	***16.9%***	***42.0%***
- Equity holders of Ipsen S.A.	110,836		77,990		
- Minority interests	275		230		

Other revenues

In the first half 2008 other revenues totalled €53.7 million, up 51.4% on the first half 2007 (€35.5 million).

The breakdown of other revenues is as follows:

(in thousands of euros)	30 June 2008	30 June 2007	Change	
			Amount	%
Breakdown by revenue type				
- Royalties received	23,726	23,970	(244)	*-1.0%*
- Milestone payments – licensing agreements	24,121	8,538	15,583	*182.5%*
- Other (co-promotion revenues, recharging)	5,866	2,964	2,902	97.9%
Total	**53,713**	**35,472**	**18,241**	***51.4%***

- **Royalties received** mainly comprised royalties from the Kogenate® licence, which amounted to €23.1 million for the first half 2008 and are stable compared with the same period last year (€22.8 million in the first half 2007). Royalties received in the first halves 2007 and 2008 were benefited from the carry-over of royalties from the last quarter of the previous year into both years.

- **Milestone payments** relating to licensing agreements represent primarily recognition of payments received over the life of partnership agreements. In the first half 2008, this income totaled €24.1 million, increasing by €15.6 million year-on-year. This sharp increase is largely due to recognition of a €13.7 million milestone on the sale of Ginkor Fort® which was signed in August 2007. This milestone includes recognition in the first half 2008 of part of the initial milestone payment received at signing of the agreement, plus an estimate of the additional variable amount, linked to the performance of the veinotonics market in France in 2008. In addition, the first half 2008 also comprised milestones in relation to the Reloxin® agreement with Medicis, the Tenstaten® agreement with Recordati and the BIM 51077 (GLP-1 analogue) partnership with Roche as was the case in the first half 2007.

- **Other revenues** amounted to €5.9 million in the first half 2008, compared with €3.0 million in the first half 2007. This increase is primarily due to a commission collected after the renewal of one of the Group's co-promotion agreements.

Cost of goods sold

For the first half 2008, cost of goods sold amounted to €112.7 million, representing 22.7% of sales compared with 21.2% a year ago. Increases in activity and productivity improvements over the period did not offset the negative mix effect stemming from the strong growth in in-licensed products and drug related activities. Some stock depreciation over the period also weighted on the cost of goods sold in the first half 2008.

In addition, as of February 2008, costs generated by one of the Group's active ingredient production sites, which had previously been reported as R&D costs (until then the site's production was used solely for R&D purposes), will gradually be reclassified as cost of goods sold, its production being now partly for commercial purposes. This reclassification will not impact the group's operating income but will reduce both the R&D to sales ratio and the Group's gross margin. This reclassification amounted to €1.2 million in the first half 2008 and should amount to about €3 million in the full year 2008.

Research and development expenses

A comparison of research and development expenses for the first halves 2008 and 2007 is presented in the following table:

(in thousands of euros)	30 June 2008	30 June 2007	Change	
			Amount	%
Breakdown by expense type				
- Drug-related research and development[1]	77,216	71,908	5,308	*7.4%*
- Industrial development[2]	8,422	13,545	(5,123)	*-37.8%*
- Strategic development[3]	1,703	2,898	(1,195)	*-41.2%*
Total	**87,341**	**88,351**	**(1,010)**	***-1.1%***

(1) Drug-related research and development is aimed at identifying new agents, determining their biological characteristics and developing small-scale manufacturing processes. Pharmaceutical development is the process through which active agents become drugs approved by regulatory authorities and is also used to improve existing drugs and to research new therapeutic indications for them. Patent-related costs are included in this type of expense.

(2) Industrial development includes chemical, biotechnical and development-process research costs to industrialise small-scale production of agents developed by the research laboratories.

(3) Strategic development includes costs incurred for research into new product licences and establishing partnership agreements.

Research and development expenses in the first half 2008 amounted to €87.3 million, or 15.8% of total revenues (17.6% of sales), down 1.1% on the same period in 2007, when they amounted to €88.4 million and represented 17.7% of total revenues (or 19.1% of sales). At constant exchange rates, research and development expenses increased by 5.2% year-on-year, as a significant share of these expenses is booked in US dollars and Pounds Sterling. Drug-related R&D expenses were up 7.4% year-on-year, while industrial development expenses have fallen 37.8% compared with the first half 2007 which included substantial costs incurred in preparation for inspections by the FDA (Food and Drug Administration) for the registration of Dysport® and Somatuline® Depot in the United States.

- Over the period, major **research and development projects** included clinical development programs for Somatuline®, for its potential successor Dopastatin, for Dysport® and for the sulfatase inhibitor, BN83495 (STX-64). In the first half 2007, major projects included the preparation for submission of the Dysport® registration dossier to the FDA in the United States and clinical trials for a longer sustained release formulation of Decapeptyl®.
- Major projects in **industrial development** in the first half 2008 included finalising preparation for inspections by the FDA for the launch of Dysport® in the United States. In the first half 2007, the group had incurred particularly high industrial development expenses due to preparation for the FDA inspections mentioned above. Moreover, as explained above, industrial development expenses have been reduced by the reclassification as cost of goods sold from the first half 2008 of €1.2 million previously considered as R&D expenses.

Selling, general and administrative expenses

A comparison of selling, general and administrative expenses for the first halves 2008 and 2007 is presented in the following table:

(in thousands of euros)	30 June 2008	30 June 2007	Change	
			Amount	%
Breakdown by expense type				
Royalties paid	19,399	17,869	1,530	*8.6%*
Taxes and sales tax	6,122	6,386	(264)	*-4.1%*
Other sales and marketing expenses	140,490	135,532	4,958	*3.7%*
Selling expenses	**166,011**	**159,787**	**6,224**	***3.9%***
General and administrative expenses	**40,749**	**39,773**	**976**	***2.5%***
Total	**206,760**	**199,560**	**7,200**	***3.6%***

Growth of *selling, general and administrative expenses* was contained and only increased by 3.6% in the first half 2008 to represent 41.6% of sales, compared with 43.1% a year ago. At constant exchange rates, selling, general and administrative expenses increased by 5.6% year-on-year, since a portion of these expenses are booked in US Dollars and Pounds Sterling.

- **Selling expenses** in the first half 2008 amounted to €166.0 million or 33.4% of sales, increasing by 3.9% on the same period last year, when they came to €159.8 million and represented 34.5% of sales. This increase is below the sales growth rate for the same period despite a significant rise in royalties paid to third parties. :
  - *Royalties paid* to third parties on sales of products marketed by the Group amounted to €19.4 million in the first half 2008, up 8.6% year-on-year, stemming from the sales growth of the corresponding products
  - *Taxes and sales taxes* for the period decreased by 4.1% to €6.1 million, largely because of a lower tax rate in Spain.
  - *Other sales and marketing expenses* (i.e. marketing and sales team costs) only increased by 3.7% year-on-year and amounted to €140.5 million, or 28.2% of sales, compared with €135.5 million or 29.3% of sales in the first half 2007. This limited increase is mainly due to the Group's cost-containment policy as well as some seasonal effects.
- **General and administrative expenses** only increased by 2.5% to €40.7 million, compared with €1.0 million a year ago, reflecting the Group's cost control efforts.

Other operating income and expenses

Other operating income and expenses amounted to €1.6 million for the first half 2008, generated mostly by the sale of a land that was not used for group activity. In the first half 2007, other operating income and expenses were not material.

Impairment losses

No impairment losses were recorded in the first halves 2008 and 2007.

Operating income

As a result of the above, the Group's operating income for the first half 2008 reached €145.9 million, representing 26.5% of total revenues and 29.3% of sales, up 29.2% year on year (first half 2007: 22.6% of total revenues and 24.4% of sales).

Restated for non-recurring items, such as the €13.7 million in milestones from the sale of Ginkor Fort® and €1.6 million from the sale of a land, the Group's recurring operating income amounted to €130.6 million, representing 24.3% of total revenues and 26.3% of sales. On this basis, operating income grew by 15.6% compared with the first half 2007, when it did not include significant non-recurring items.

Segment reporting: Operating profit by geographical region

In compliance with IAS 14 "Segment Reporting", the Group's primary reporting format is presented according to geographical segment, since Ipsen operates in a single business segment, i.e. drug research and development, production and sales.
Sales, revenues and operating income for the first halves 2008 and 2007 are presented in the following table by geographical region:

	30 June 2008		30 June 2007		Change	
	(in thousands of euros)	%	*(in thousands of euros)*	%	*(in thousands of euros)*	%
Major Western European countries[(1)]						
Sales	281,217	100.0%	283,022	100.0%	(1,805)	-0.6%
Revenues	301,769	107.3%	286,612,	101.3%	15,157	5.3%
Operating income	120,601	42.9%	112,303	39.7%	8,298	7.4%
Other European countries						
Sales	124,578	100.0%	106,090	100.0%	18,488	17.4%
Revenues	124,603	100.0%	106,090	100.0%	18,513	17.4%
Operating income	52,573	42.2%	42,538	40.1%	10,035	23.6%
Rest of world						
Sales	91,577	100.0%	74,052	100.0%	17,525	23.7%
Revenues	93,463	102.1%	74,052	100.0%	19,411	26.2%
Operating income	40,414	44.1%	28,240	38.1%	12,174	43.1%
Allocated total						
Sales	497,371	100.0%	463,164	100.0%	34,208	7.4%
Revenues	519,835	104.5%	466,754	100.8%	53,081	11.4%
Operating income	213,588	42.9%	183,081	39.5%	30,507	16.7%
Non-allocated total						
Revenues	31,249	,5.7%	31,882	6.4%	(633)	-2.0%
Operating income	(67,681)	,-46.4%	(70,154)	-62.1%	2,473	-3.5%
Ipsen total						
Sales	497,371	100.0%	463,164	100.0%	34,208	7.4%
Revenues	551,084	110.8%	498,636	107.7%	52,448	10.5%
Operating income	145,907	29.3%	112,927	24.4%	32,980	29.2%

(1) France, Spain, Italy, Germany and the UK

- In **Major Western European countries,** first half 2008 sales dipped -0.6% year-on-year, but increased 3.0% excluding Ginkor Fort® which was sold on January 1, 2008. Total revenues for the period benefited from the recognition of €13.7 million in revenues from the sale of Ginkor Fort® as well as a commission collected following the renewal of one of the Group's co-promotion agreements. Hence, operating income grew by 7.4% to €120.6 million over the period, representing 42.9% of sales, compared with €112.3 million, or 39.7% of sales a year ago.

- In **Other European countries**, which include other Western European countries and Eastern European countries, sales increased by 17.4% year-on-year. Selling and administrative expenses in this region were controlled and only rose by 8.2%. Consequently, operating income grew by 23.6% over the period to €52.6 million, up from €42.5 million a year earlier, representing 42.2% and 40.1% of sales respectively.

- **In the Rest of the World**, where most of the Group's products are marketed by third-party distributors and agents, except in certain countries where the Group has a direct presence, operating income for the first half 2008 continued to grow strongly, increasing by 43.1% to €40.4 million compared with €28.2 million in the first half 2007. Operating income growth reflects significant productivity improvements in the region as well as some stocking effects in China.

- **Non-allocated operating loss** totaled €67.7 million compared with a loss of €70.2 million a year ago. The non-allocated operating loss for the first half 2008 included:

  - Revenues of €31.2 million, against €31.9 million in the first half 2007, derived primarily from royalties received from the Kogenate® license (€23.1 million at end June 2008, compared with €22.8 million for the same period in 2007).
  - Research and development expenses of €79.7 million compared with €80.8 million a year ago.
  - Non-allocated selling, general and administrative expenses of €20.8 million, compared with €21.5 million the previous year.
  - Other operating income of €1.6 million, consisting mainly of the capital gain of €1.7 million on the sale of a land. In the first half 2007, the Group recorded other operating income of €0.3 million.

Cost of net financial debt

In the first half 2008, *interest income* generated by the Group almost tripled to €15.8 million at 30 June 2008, compared with €5.9 million at 30 June 2007. Of this strong growth, €8.3 million stems from accelerated recognition of interest on Tercica Inc. convertible bonds calculated at the effective interest rate since the bonds were converted into Tercica Inc. shares before maturity on 22 July 2008. Excluding this non-recurring item, interest income rose by 27% year-on-year to €7.5 million, largely as a result of interest rate hikes and of the interests linked to the bonds issued by Tercica Inc. to the Group in September 2007..

Other interest income and expenses also increased sharply year-on-year and represented an expense of €11.5 million at 30 June 2008 compared with €3.9 million at 30 June 2007, mainly comprising:

- A non-recurring loss related to the fair value adjustment at 30 June 2008 of the conversion options on Tercica Inc. bonds and warrants, after accounting for the accelerated conversion of these instruments into Tercica inc. common stock on 22 July 2008. Consequently, a negative fair value adjustment of €6.3 million was recorded in the first half 2008, compared with a fair value loss of €1.5 million at 30 June 2007.
- A charge of €3.1 million due to foreign exchange losses on the Tercica Inc. conversion options and warrants, compared with a similar charge of €1.4 million at 30 June 2007.
- A €2.3 million loss at 30 June 2008 on the market value of foreign exchange transactions set up to hedge the financial flows expected as a result of acquisitions announced last 5 June and which do not meet IAS 39 hedge conditions.

Income tax

In the first half 2008, the Group's effective tax rate amounted to 21.9% of profit before tax from continuing operations and before share of loss from associated companies, compared with 27.3% a year earlier.
The effective tax rate in June 2008 benefited from the positive effect of the new research tax credit system calculation methods applicable from January 1, 2008. In addition, the tax charge for the first half 2007 was affected by a reduction in value of deferred tax assets in the Netherlands following the decrease in this country's tax rate.

Share of loss from associated companies

The Group's share of loss from associated companies amounted to €(5.2) million ($(8.0) million) and was solely composed of the Group's share in the net losses of Tercica Inc. in the first half 2008, stated as required under IFRS. For the same period in 2007, the loss amounted to €(3.5) million ($(4.6) million). In the first half 2008, Tercica Inc. recorded sales of $10.7 million or an increase of $7.6 million from $3.1 million in the first half 2007. This was largely due to higher Increlex® sales volumes and the launch of Somatuline® Depot in the United States.

The cost of goods sold for the period amounted to $10.0 million, compared with $2.8 million for the first half 2007, in line with sales growth. Research and development expenses came to $11.5 million, against $8.9 million for the same period in 2007. This rise was mainly the result of an increase in clinical activities associates with combination of growth hormone and IGF-1 product candidates, as well as to an increase in payroll. Selling, general and administrative expenses amounted to $34.6 million in the first half 2008, compared with $25.9 million for the same period in 2007. The increase mostly reflects sales and marketing activities for the launch of Somatuline® Depot as well as the promotion of Increlex® in the United States. Tercica Inc.'s cost of net financial debt for the first half 2008 was an income of $8.2 million. This included $6.9 million relating to the fair value assessment of the conversion options on the convertible bonds and warrants issued by Tercica Inc. for the Group and of their accelerated conversion into Tercica Inc. shares on 22 July 2008. Other interest income and expenses represented an expense of $15.8 million, including $12.8 million dollars relating to the accelerated recognition of the interest due on the convertible bonds subscribed by the Group, calculated at the effective interest rate because these bonds were converted into Tercica Inc. shares on 22 July 2008. Finally, at 30 June 2008 the Group has booked $20.7 million of tax income on Tercica Inc.'s loss before tax of $51.7 million over the period. At 30 June 2008 Tercica Inc. had a positive net cash position of $71.4 million.

Net profit/loss from continuing operations

As a result of the items described above, profit from continuing operations for the first half 2008 amounted to €111.3 million, up 39.9% from €79.6 million a year earlier. Profit from continuing operations represented 20.2% of total revenues, compared with 16.0% for the same period in 2007.

Net profit/loss from discontinued operations

The Group's discontinued operations generated a loss of €(0.2) million in the first half 2008, largely related to the disposal of technical facilities. In the first half 2007, the loss from discontinued operations came to €(1.3) million.

Consolidated net profit

As a result of the items noted above, consolidated net profit grew by 42.0% to €111.1 million (€110.8 million attributable to equity holders of Ipsen S.A.), compared with €78.2 million (€78.0 million attributable to equity holders of Ipsen S.A.) a year earlier. Consolidated profit represented 22.3% of revenues in the first half 2008, compared with 16.9% in the first half 2007.

Milestones received in cash-in but not yet recognised as revenues

In the first half 2008, total milestones received in cash by the Group but not yet recognised as revenues in its consolidated income statement amounted to €216.9 million, compared with €192.7 million in the first half 2007.

These payments will be recognised in the Group's income statement as revenues going forward as follows:

(in million euros)	Milestones received in cash but not yet recognised as revenues in the periods ending:	
	30 June 2008	**30 June 2007**
Total	**216.9**	**192.7**
These receipts will be recognised in the Group's income statement as revenues in the future as follows:		
In the second half of year N	11.2	8.3
In year N+1	22.4	17.2
In years N+2 and beyond	183.3	167.2

CASH FLOW AND CAPITAL RESOURCES

The consolidated cash flow statement shows a positive change in the Group's net cash position during the first half 2008 of €25.8 million compared with decrease of €63.7 million in the first half 2007.

Analysis of the cash flow statement for the first halves 2008 and 2007

(in thousands of euros)	30 June 2008	30 June 2007
- Cash flow before variation in working capital requirements	141,301	112,590
- (Increase) / decrease in working capital requirements for operations	(17,167)	(65,298)
· Net cash flow generated by operating activities	124,134	47,292
- Net cash flow relating to investment activities	(38,432)	(29,997)
- Other items		
- Deposits paid	*8*	*(4,338)*
- Variation in cash securities held for sale	*6,000*	*(12,063)*
· Net cash flow used in investment activities	(32,424)	(46,398)
· Net cash flow used in financing activities	(64,894)	(66,778)
· Net cash flow provided by discontinued activities	(977)	2,173
INCREASE / (DECREASE) IN CASH FLOW	**25,839**	**(63,711)**
Cash and cash equivalents at beginning of period	**240,907**	**283,743**
Impact of foreign exchange variations	(3,090)	9
Cash and cash equivalents at end of period	**263,656**	**220,041**

Net cash flow generated by operating activities.

During the first half 2008, net cash flow generated by operating activities before changes in working capital totalled €141.3 million, compared with €112.6 million a year ago.

Working capital requirements for operating activities increased by €17.2 million in the first half 2008 compared with an increase of €65.3 million in the first half 2007. This evolution in the first half 2008 is linked to the following:

- Inventories increased by €1.2 million in the first half 2008 compared with an increase of €7.7 million a year ago, mainly due to the build-up of Adrovance® inventories. Trade receivables rose by €36.8 million in the first half 2008, mainly due to growth in business in international markets, compared with an increase of €17.9 million in the first half 2007. Furthermore, in the first half 2008, trade payables decreased by €3.0 million, partly because of payment in the first half 2008 of services recorded in 2007.

- On the other hand, the tax variation in the first half 2008 generated a positive cash inflow of €26.1 million relating mainly to a corporate tax refund of €25.8 million by the French tax authorities. Tax payable decreased by €24.4 million in the first half 2007, since interim payments made during the period, calculated on the basis of 2006 taxable income, were higher than the actual tax charge for the period.
- The balance between current assets and current liabilities represents a reduction in debt of €2.2 million in the first half 2008, following debt reduction of €9.6 million in the year-earlier period.
    - In the first half 2008, the Group recognised advance payments of €18.5 million received in connection with its partnership agreements. This income was partly offset by the recognition in the income statement of €9.2 million mainly in relation to agreements with Medicis, Roche, Tercica Inc. and Recordati. This item also includes prepaid expenses relating to growth through acquisitions in the United States (Vernalis Inc, Tercica inc), as well as changes in other operating liabilities and debt.
- As a result of the above, net cash flow generated by operating activities amounted to €124.1 million in the first half 2008, compared with €47.3 million in the first half 2007,

Net cash flow used in investment activities

At 30 June 2008, net cash flow used in investment activities comprised two main components:

- 1. Net cash flow relating to investment in the strict sense;
- 2. Other flows related to investment activities.

- Net cash flow used in investment activities in the strict sense represented €38.4 million compared with €30.0 million for the same period in 2007. This mainly comprised asset acquisitions, net of disposals of €17.0 million in the first half 2008 compared with €20.4 million in the first half 2007, as well as an increase in working capital requirements relating to investment activities of €12.6 million in the first half 2008 following an increase of €8.2 million in the first half 2007.
    - In the first half 2008, tangible fixed asset acquisitions totaled €26.2 million, mostly consisting of capital expenditure required to maintain the Group's industrial facilities, as well as some investment in capacity, such as €10.0 million for the new Dysport® secondary production plant at the Wrexham site and €4.5 million at the Dublin site.
    - During the same period, intangible asset acquisitions amounted to €8.0 million, mainly relating to the first milestone payment in connection with the acquisition from Erasmus MC of a patent, access to the Décapeptyl® sustained release formulations, the Acapodene® license and investment in the renewal of some information systems.
    - Net cash flow was boosted by income of €17.2 million generated primarily from the sale of Ginkor Fort® and of a plot of land.
    - The increase of €12.6 million in working capital requirements for investment activities in the first half 2008 relates primarily to payment during the period of debts due against fixed assets recognised at the end of 2007, mainly in France.

- Other net cash flows related to investment activities represented €6 million, stemming from the sale of cash securities held for sale, compared with €12.1 million for the purchase of similar securities in the same period last year.

Net cash flow used in financing activities.

In the first half 2008, net cash flow used in financing activities totaled €64.9 million compared with €66.8 million in the first half 2007. The Group paid out €55.0 million in dividends in the first half 2008, compared with €50.4 million in the first half 2007. At 30 June 2008 the Group has repaid bank loans worth €4.6 million. The Group also used €5.5 million in the first half 2008 to finance its share buyback program compared with €18.7 million in the first half 2007.

Net cash flow provided by discontinued activities.

At 30 June 2008, net cash flow provided by discontinued activities amounted to €(1.0) million, resulting from the increase in working capital requirements linked to tax transactions following the sale of Dynport in 2004, compared with an increase of €2.2 million in June 2007, itself resulting from the decrease in working capital requirements linked to the Group's primary care business in Spain, sold in October 2005.

ANALYSIS OF NET CASH[1]

(In thousands of euros)	30 June 2008	30 June 2007
Cash in hand	37,550	30,927
Short-term investments	200,734	184,009
Interest-bearing deposits	31,434	6,185
Cash and cash equivalents	**269,718**	**221,121**
Securities held for sale[2]	-	**12,063**
Assets subtotal	**269,718**	**233,184**
Bank overdrafts liabilities	**(6,062)**	**(1,080)**
Liabilities subtotal	**(6,062)**	**(1,080)**
Closing net cash and cash equivalents	**263,656**	**232,104**
Short-term debt	-	(8,397)
Other financial liabilities	(16,253)	(16,194)
Non-current subtotal	**(16,253)**	**(24,591)**
Short-term debt	(5,375)	(6,350)
Financial liabilities	(5,008)	(2,820)
Current subtotal	**(10,383)**	**(9,170)**
Debt	**(26,636)**	**(33,761)**
Derivatives	**2,416**	**32**
NET CASH POSITION	**239,436**	**198,375**

At 30 June 2008, the Group's net cash position was €239.4 million, compared with €198.4 million at 30 June 2007.

[1] Net cash: cash, cash equivalents and securities held for sale minus bank overdrafts, bank borrowings and other financial liabilities plus or minus derivative financial instruments.
[2] "Securities held for sale" correspond to shares in mutual funds held for trading which the Group intends to sell in the near future. They are included in the calculation of the Group's net cash position.

On 30 June 2008, the Group terminated bilateral loan agreements worth €275.6 million that it had signed in June 2005.

In June 2008, Ipsen S.A. signed for a 5-year credit facility totaling €300.0 million with a banking syndicate. This multicurrency, multilender facility requires Ipsen S.A.'s guarantee for use by some of its subsidiaries. It will be used to fund acquisitions in the United States and the business's general financial needs. At the borrower's initiative, this credit line is available for withdrawal on a short-term basis for periods of 1 to 12 months so it can be best adapted to cash flow needs. The total withdrawal must always be lower than the credit facility maximum which diminishes over time as follows:

4 June 2009	€262.5 million
4 June 2010	€225.0 million
4 June 2011	€187.5 million
4 June 2012	€150.0 million
4 June 2013	-

If the Group should fail to acquire a controlling stake in Tercica as announced on 5 June 2008, then the credit line will be reduced to €150 million and any withdrawals must be lower than the maximum amounts outlined below:

4 June 2009	€131.3 million
4 June 2010	€112.5 million
4 June 2011	€93.8 million
4 June 2012	€75.0 million
4 June 2013	-

Under this loan agreement, in addition to the usual covenants, the Group has committed to respecting the following maximum net debt to equity and net debt to EBITDA[1] levels at the end of each financial year:

- Net Debt / Equity: 1
- Net Debt / E.B.I.T.D.A.: 2.5 to 3

If the Group defaults, the banking syndicate may demand early repayment of the loan agreement.

At 30 June 2008, in respect of the Group's positive net cash situation, net debt to equity and net debt to EBITDA[1] ratios are irrelevant.

[1] EBITDA: Earnings before interest, tax, depreciation and amortisation.

END